```
                          UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            FORM 13F

                       FORM 13F Cover Page
```

         Report for the Calendar Year or Quarter Ended December 31, 2009

Check here if Amendment: |_|; Amendment Number: ____

This Amendment (Check only one): |_| is a restatement
                                   |_| adds new holding entries.

Institutional Manager Filing this Report:

Name: TIG Advisors, LLC

Address: 535 Madison Avenue, 37th Floor
          New York, New York 10022

13F File Number: 28-11896

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Robert Rettie
Title: Chief Accounting Officer
Phone: (212) 396-8742

Signature, Place and Date of Signing:

```
/s/ Robert Rettie            New York, New York          February 12, 2010
-------------------          ------------------          --------------------
    [Signature]              [City, State]                     [Date]
```

  <PAGE>

Report Type: (Check only one):

[X]   13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
       are reported in this report).

[_]   13F NOTICE. (Check here if no holdings reported are in this report, and
       all holdings are reported by other reporting managers(s).)

[_]   13F COMBINATION REPORT. (Check here if a portion of the holdings for this
       reporting manager are reported in this report and a portion are reported
       by other reporting manager(s).)

List of Other Managers Reporting for this Manager: NONE

<PAGE>

TIG Advisors, LLC   **02/12/10 10:57**   **dtig_13f-hr.txt, 3**

ptig_13f-hr.gfp -- 79575-0050 (Form 13F HR)   **Last Modified 02/12/10 10:57 (Rev)**

```
                          Form 13F SUMMARY PAGE


  Report Summary:


  Number of Other Included Managers:          0

  Form 13F Information Table Entry Total:     57

  Form 13F Information Table Value Total:     $413,348
                                             (thousands)


  List of Other Included Managers:

  Provide a numbered list of the name(s) and Form 13F file number(s) of all
  institutional investment managers with respect to which this report is filed,
  other than the manager filing this report.

  Form 13F File Number     Name
  None

  <PAGE>
```

                       Confidential

ptig_13f-hr.gfp -- 79575-0050 (Form 13F HR)   **Last Modified 02/12/10 10:57 (Rev)**

```
<TABLE>
```

FORM 13F INFORMATION TABLE

```
<CAPTION>
```

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5		COL 6	COL 7	COLUMN 8		
			VALUE	SHRS OR	SH/ PUT/	INVSMT	OTHR	VOTING AUTHORITY		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	(X$1000)	PRN AMT	PRN CALL	DSCRTN	MGRS	SOLE	SHARED	NONE
\<S>	\<C>	\<C>	\<C>	\<C>	\<C> \<C>	\<C>	\<C>	\<C>	\<C>	\<C>
3COM CORP	COM	885535104	16,334	2,177,871 SH		SOLE	NONE	2,177,871		
AFFILIATED COMPUTER SERVICES	CL A	008190100	5,782	96,860 SH		SOLE	NONE	96,860		
AIRVANA INC	COM	00950V101	451	59,389 SH		SOLE	NONE	59,389		
AMERICAN EAGLE OUTFITTERS NE	COM	02553E106	8,490	500,000 SH		SOLE	NONE	500,000		
AMERICREDIT CORP	COM	03060R101	952	50,000 SH	CALL	SOLE	NONE	50,000		
ANADIGICS INC	COM	032515108	4,494	1,065,000 SH		SOLE	NONE	1,065,000		
BJ SVCS CO	COM	055482103	9,861	530,180 SH		SOLE	NONE	530,180		
BLACK & DECKER CORP	COM	091797100	16,559	255,416 SH		SOLE	NONE	255,416		
BLOCKBUSTER INC	CL A	093679108	67	100,000 SH	CALL	SOLE	NONE	100,000		
BPW ACQUISITION CORP	COM	055637102	8,070	766,400 SH		SOLE	NONE	766,400		
BRINKER INTL INC	COM	109641100	8,952	600,000 SH		SOLE	NONE	600,000		
BURLINGTON NORTHN SANTA FE C	COM	12189T104	43,066	436,691 SH		SOLE	NONE	436,691		
CADBURY PLC	SPONS ADR	12721E102	2,863	55,720 SH		SOLE	NONE	55,720		
CEDAR FAIR L P	DEPOSITRY UNIT	150185106	228	20,000 SH	CALL	SOLE	NONE	20,000		
CF INDS HLDGS INC	COM	125269100	10,498	115,645 SH		SOLE	NONE	115,645		
CITIGROUP INC	COM	172967101	166	50,000 SH		SOLE	NONE	50,000		
CITIGROUP INC	COM	172967101	331	100,000 SH	PUT	SOLE	NONE	100,000		
CITIGROUP INC	COM	172967101	497	150,000 SH	CALL	SOLE	NONE	150,000		
DIAMONDS TR	UNIT SER 1	252787106	8,326	80,000 SH	PUT	SOLE	NONE	80,000		
DRESS BARN INC	COM	261570105	18,472	800,000 SH		SOLE	NONE	800,000		
E TRADE FINANCIAL CORP	COM	269246104	657	373,225 SH		SOLE	NONE	373,225		
E TRADE FINANCIAL CORP	COM	269246104	352	200,000 SH	CALL	SOLE	NONE	200,000		
E TRADE FINANCIAL CORP	COM	269246104	528	300,000 SH	PUT	SOLE	NONE	300,000		
ENCORE ACQUISITION CO	COM	29255W100	15,037	313,136 SH		SOLE	NONE	313,136		
FGX INTERNATIONAL HLDGS LTD	ORD SHS	G3396L102	7,899	403,213 SH		SOLE	NONE	403,213		
FINISH LINE INC	CL A	317923100	4,116	328,000 SH		SOLE	NONE	328,000		
FOCUS MEDIA HLDG LTD	SPONSORED ADR	34415V109	793	50,000 SH		SOLE	NONE	50,000		
FOOT LOCKER INC	COM	344849104	14,092	1,265,000 SH		SOLE	NONE	1,265,000		
HAWAIIAN HOLDINGS INC	COM	419879101	1,050	150,000 SH		SOLE	NONE	150,000		
HOME DEPOT INC	COM	437076102	2,025	70,000 SH	PUT	SOLE	NONE	70,000		
IMS HEALTH INC	COM	449934108	16,813	798,348 SH		SOLE	NONE	798,348		
INTERNATIONAL ROYALTY CORP	COM	460277106	9,042	1,262,056 SH		SOLE	NONE	1,262,056		
KKR FINANCIAL HLDGS LLC	COM	48248A306	870	150,000 SH		SOLE	NONE	150,000		
KKR FINANCIAL HLDGS LLC	COM	48248A306	870	150,000 SH	CALL	SOLE	NONE	150,000		
LIBERTY ACQUISITION HLDGS CO	COM	53015Y107	19,704	2,037,638 SH		SOLE	NONE	2,037,638		
LIZ CLAIBORNE INC	COM	539320101	3,519	625,000 SH		SOLE	NONE	625,000		
MGM MIRAGE	COM	552953101	684	75,000 SH	PUT	SOLE	NONE	75,000		
OIL SVC HOLDRS TR	DEPOSTRY RCPT	678002106	12,954	425,000 SH	CALL	SOLE	NONE	425,000		
OMNIVISION TECHNOLOGIES INC	COM	682128103	5,227	360,000 SH		SOLE	NONE	360,000		
OPENWAVE SYS INC	COM NEW	683718308	2,278	999,000 SH		SOLE	NONE	999,000		
PEPSI BOTTLING GROUP INC	COM	713409100	10,857	289,533 SH		SOLE	NONE	289,533		
PEPSIAMERICAS INC	COM	71343P200	1,975	67,498 SH		SOLE	NONE	67,498		
PROLOGIS	SH BEN INT	743410102	685	50,000 SH		SOLE	NONE	50,000		
PROLOGIS	SH BEN INT	743410102	2,054	150,000 SH	CALL	SOLE	NONE	150,000		
PROSHARES TR II	ULTRASHRT EURO	74347W882	521	27,840 SH		SOLE	NONE	27,840		
SPDR TR	UNIT SER 1	78462F103	42,347	380,000 SH	PUT	SOLE	NONE	380,000		
SLM CORP	COM	78442P106	225	20,000 SH		SOLE	NONE	20,000		
SLM CORP	COM	78442P106	1,353	120,000 SH	PUT	SOLE	NONE	120,000		
SUN MICROSYSTEMS INC	COM NEW	866810203	24,835	2,650,495 SH		SOLE	NONE	2,650,495		
SWITCH & DATA FACILITIES COM	COM	871043105	1,875	92,755 SH		SOLE	NONE	92,755		
TALBOTS INC	COM	874161102	339	38,000 SH		SOLE	NONE	38,000		
TELVENT GIT SA	SHS	E90215109	214	5,490 SH		SOLE	NONE	5,490		
TERRA INDS INC	COM	880915103	667	20,716 SH		SOLE	NONE	20,716		
PROSHARES TR	PSHS ULTSHT FINL	74347R628	658	27,170 SH		SOLE	NONE	27,170		
VARIAN INC	COM	922206107	14,495	281,229 SH		SOLE	NONE	281,229		
WASTE SERVICES INC DEL	COM NEW	941075202	3,470	380,877 SH		SOLE	NONE	380,877		
XTO ENERGY INC	COM	98385X106	23,809	511,695 SH		SOLE	NONE	511,695		

```
</TABLE>
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